NETFABRIC HOLDINGS, INC.
299 Cherry Hill Road
Parsippany, New Jersey 07054

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about January 6, 2010 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of NetFabric Holdings, Inc., a Delaware corporation (the “Company”), is being furnished in connection with the appointment of Cristiano Germinario and Stephen J. Cole-Hatchard to the Board of Directors of the Company (the “Board”). The appointment of Messrs. Germinario and Cole-Hatchard as directors of the Company was made in connection with the Stock Purchase Agreement dated December 30, 2010 (the “Stock Purchase Agreement”) executed by and among the Company, the stockholders of the Company (the “Sellers”), identified on Schedule A attached thereto and the purchasers (the “Purchasers”) of such shares identified on Schedule B attached thereto. The Stock Purchase Agreement provided, among other things, for the sale of 61,320,658 shares of common stock of the Company (the “Purchased Shares”) to the Purchasers. The consideration paid for the Purchased Shares, which represent 63.2% of the issued and outstanding share capital of the Company on a fully-diluted basis, was $193,589. The source of the cash consideration for the Purchased Shares was from the Purchasers working capital funds. The Stock Purchase Agreement was signed and closed on December 30, 2010.

There are no arrangements or understandings among members of both the former and new control persons and their associates with respect to the election of directors of the Company or other matters.

Effective as of December 30, 2010, in connection with the disposition of the Purchase Shares, (i) Fahad Syed resigned from his position as chief executive officer of the Company, (ii) Vasan Thatham resigned from his position as Vice President, but will continue as the Chief Financial Officer of the Company (iii) Charlotte G. Denenberg resigned from her position as a director, (iv) Joseph Perno resigned from his position as a director, and (v) the Board of Directors of the Company elected Cristiano Germinario as President, Chief Executive Officer, and a director of the Company. Stephen J. Cole-Hatchard was appointed as a director of the Company and Fahad Syed will resign as a director of the Company, both effective as of ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s stockholders.

The information contained in this Information Statement concerning Cristiano Germinario and Stephen J. Cole-Hatchard has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to December 27, 2010. The principal executive offices of the Company are currently located at 299 Cherry Hill Road, Parsippany, New Jersey 07054.

GENERAL

There are currently 97,053,044 shares of Common Stock outstanding. As a result of the consummation of the transaction contemplated by the Stock Purchase Agreement, the Board consists of two members, Fahad Syed and Cristiano Germinario.  Stephen J. Cole-Hatchard was appointed as a director of the Company and Fahad Syed will resign as a director of the Company, both effective as of ten (10) days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1, and following such date, Mr. Germinario and Mr. Cole-Hatchard shall remain as the only directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of December 30, 2010.

Name	Age	Positions and Offices

Cristiano Germinario	39	President, Chief Executive Officer and Director

Vasan Thatham	52	Chief Financial Officer

Fahad Syed	42	Director

Cristiano Germinario has over 10 years of financial management experience. Mr. Germinario is currently serving as Operations Manager of My Transfer Agent, LLC, a New Jersey based registered transfer agent. He has also been serving as a Director of StarInvest Group, Inc. since November 20, 2006 and Secretary of StarInvest Group since August 2007. From April 2000 to May 2006, Cristiano D. Germinario worked as a financial analyst at IIG International Investment Company, a New York based fund specialized in Trade Financing.  Cristiano D. Germinario holds a Masters Degree in Political Science from the University of Bologna, Italy.

Vasan Thatham has been Chief Financial Officer of the Company since June 2005. Prior to joining the Company, from February 1999 through June 2005, Mr. Thatham was Vice President and Chief Financial Officer of Provo International, Inc., a company engaged in providing Internet and telecommunications services. Prior to that, Mr. Thatham held various positions with Esquire Communications, Ltd., Strings Ltd., Ernst & Young in Kuwait and KMPG Peat Marwick in India. Mr. Thatham is a chartered accountant under the laws of India.

Fahad Syed was the Chairman and Chief Executive Officer of the Company since May 2006. Mr. Syed has been a Director of the Company since May 2005. Mr. Syed is an entrepreneur and co-founder of UCA Services, Inc. and has more than 14 years of experience in Global Services. Mr. Syed is an expert in the development of best practices in IT, channel and direct sales strategies and effective service delivery models. Mr. Syed was the Managing Director of UCA Services, Inc, from June 2003 to May 2005 and he is currently the Chief Executive Officer of UCA Services, Inc. Prior to that, Mr. Syed was Vice President of IT services with UCA Computer Systems, Inc., a system integrator, from December 1998 to May 2003. Previously, Mr. Syed held prominent positions in development and management of financial products at the Housing Development Finance Corporation (HDFC), a pioneer private sector housing finance institution in India. Mr. Syed holds a Masters Degree in Development Sciences from Tata Institute of Social Sciences, Mumbai, India, a Bachelors degree in Sociology from Aligarh University, India and a Diploma in Systems from National Institute of Information Technology, Mumbai, India.

Ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1, Mr. Syed will no longer be a director of the Company.

Stephen J. Cole-Hatchard will become a director of the Company ten (10) days after the delivery to the stockholders of the Company of this Information Statement. Mr. Cole-Hatchard has been a detective with the Town of Clarkstown Police Department of New City, New York since 1984. He has also been a practicing attorney since 1989 and has been in private practice since May 2005 where he specializes in municipal law and commercial litigation, employment issues, and appeals matters.  Mr. Cole-Hatchard holds a Juris Doctor, cum laude from Pace University School of Law, White Plains, New York in 1989 and a Bachelor of Science in Criminal Justice from St. Thomas Aquinas College, Sparkill, New York in 1983.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no familial relationships among our current officers and directors. Our officers and directors are not directors or officers in any other U.S. reporting companies, other than as disclosed herein. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last five years. The Company is not aware of any proceedings to which the Company’s current officer and director, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

Neither Mr. Germinario nor Mr. Cole-Hatchard (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. We are not aware of any instances in the fiscal year ended December 31, 2009 when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

The Audit Committee is responsible for making recommendations to the Board of Directors as to the selection and independence of our independent registered public accounting firm (the "Independent Auditor"), maintaining communication with the Independent Auditor, reviewing the annual audit report submitted by the Independent Auditor and determining the nature and extent of problems, if any, presented by such audit warranting consideration by our Board of Directors. Currently, the Company does not have an audit committee and in accordance with ss.3(a)(58)(B) of the Securities Exchange Act of 1934, the entire Board of Directors is acting as the Company's Audit Committee.

Compensation Committee

The Compensation Committee is a standing committee of the Board of Directors and is authorized to review and make recommendations to the Board of Directors on all matters regarding the remuneration of our executive officers, including the administration of our compensation plans. The Compensation Committee is intended to be comprised of at least three members.

As a result of the change of control, the Board has not yet designated any committees.

EXECUTIVE COMPENSATION

The following table sets forth information regarding all cash and non-cash compensation earned by or paid to all of the executive officers of the Company who served during the fiscal years ended December 31, 2009 and 2008, for services in all capacities to the Company:

Summary Compensation Table

							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards(2)	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Fahad Syed	2009	371,000							371,000
Chief Executive Officer	2008	257,000							335,000

Vasan Thatham	2009	156,939			40,062				197,001
Chief Financial Officer (1&2)	2008	150,000			80,124				230,124

(1) For 2009 includes severance and amounts paid for consulting.

(2) Value of option awards is the dollar amount recognized for financial statements reporting purposes with respect to fiscal years 2009 and 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Equity
								Equity	Incentive
								Incentive	Plan
								Plan	Awards:
								Awards:	Market or
			Equity					Number of	Payout
			Incentive					Unearned	Value of
	Number of		Plan Awards:				Market	Shares,	Unearned
	Securities	Number of	Number of			Number of	Value of	Units or	Shares,
	Underlying	Securities	Securities			Shares or	Shares or	Other	Units or
	Unexercised	Underlying	Underlying			Units of	Units of	Rights	Other
	Options	Unexercised	Unexercised	Option	Option	Stock That	Stock That	That Have	Rights That
	(#)	Options (#)	Unearned	Exercise	Expiration	Have Not	Have Not	Not Vested	Have Not
Name	Exercisable	Unexercisable	Options (#)	Plan ($)	Date	Vested (#)	Vested ($)	(#)	Vested ($)
Fahad Syed
(CEO)	—	—	—	—	—	—	—	—	—

Vasan Thatham
(CFO)	300,000	—	—	$1.40	06/22/15	—	—	—	—

Compensation of Directors

The following table sets forth information with respect to director's compensation for the fiscal year ended December 31, 2009.

DIRECTORS COMPENSATION

Fees
Earned
	or			Non-Equity	Nonqualified
	Paid			Incentive	Deferred
	in	Stock	Option	Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)		($)	($)

Charlotte G. Denenberg	$12,000		$—				$12,000

Joseph Perno	$12,000		$—				$12,000

Our non executive directors will receive an initial grant of stock options to purchase 125,000 shares of common stock with an exercise price equal to the fair market value. The options shall vest into 15,625 shares of common stock on the date of grant and thereafter into 15,625 shares every three months for as long as the board member is a member of our Board of Directors as of such date. The option shall have a term of ten years from the date of grant. Every member of the Board of Directors who is not an employee shall be entitled to a bi-annual grant of Stock Options to purchase 125,000 shares of common stock on the two year anniversary of the initial grant date and for every two year anniversary of such date thereafter for as long as the member is a member of the Board of Directors. The options shall vest into 15,625 shares of common stock on the date of grant and into 15,625 shares of common stock every three months thereafter. The options shall have a term of ten years. The exercise price shall be the fair market value on the date of grant. Independent directors are also reimbursed for out-of-pocket expenses in connection with attendance at board meetings and committee meetings. In April 2006, we granted Joseph Perno stock options to purchase 125,000 shares of our common stock. In March 2005, we granted each of our then three non executive directors, Charlotte G. Denenberg, Richard R. Howard and Madelyn M. DeMatteo, stock options to purchase 125,000 shares of common stock. Each of our non-employee directors are entitled to receive 12,000 in 2009 for attending board Meetings

2005 Stock Option Plan

In March 2005, our Board of Directors and stockholders adopted our 2005 Stock Option Plan, pursuant to which 9,000,000 shares of common stock were reserved for issuance upon exercise of options. Our stock option plan is designed to serve as an incentive for retaining qualified and competent employees, directors and consultants. Our Board of Directors or a committee of our Board of Directors administers our stock option plan and is authorized, in its discretion, to grant options under our stock option plan to all eligible employees, including our officers, directors (whether or not employees) and consultants. Our stock option plan provides for the granting of both "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and non-qualified stock options. Options can be granted under our stock option plan on such terms and at such prices as determined by the Board of Directors or its committee, except that the per share exercise price of options will not be less than the fair market value of the common stock on the date of grant. In the case of an incentive stock option granted to a stockholder who owns stock possessing more than 10% of the total combined voting power of all of our classes of stock, the per share exercise price will not be less than 110% of the fair market value on the date of grant. The aggregate fair market value (determined on the date of grant) of the shares covered by incentive stock options granted under our stock option plan that become exercisable by a grantee for the first time in any calendar year is subject to a $100,000 limit. Options granted under our stock option plan will be exercisable during the period or periods specified in each option agreement. Options granted under our stock option plan are not exercisable after the expiration of 10 years from the date of grant (five years in the case of incentive stock options granted to a stockholder owning stock possessing more than 10% of the total combined voting power of all of our classes of stock) and are not transferable other than by will or by the laws of descent and distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of December 30, 2010, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 97,053,044 shares of Common Stock issued and outstanding.  There are no options, warrants or other securities convertible into shares of common stock.  Unless otherwise indicated, the business address of such person is c/o 299 Cherry Hill Road, Parsippany, New Jersey 07054.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Scarborough Ltd. c/o Euroba Management Limited P.O. Box HM 370 Hamilton, Bermuda HM BX	29,011,258	29.90%

Beaufort Ventures PLC c/o Beaufort International Associates Limited 49 Whitehall London SW1A 2BX United Kingdom	26,476,924	27.30%

Agua Alta Ltd. c/o TMF (B.V.I.) Ltd. Mill Mall P.O. Box 964, Road Town, Tortola, British Virgin Islands	4,832,476	4.97%
Il Brolo Ltd. c/o Euroba Management Limited P.O. Box HM 370 Hamilton, Bermuda HM BX	1,000,000	1.03%

Fahad Syed 299 Cherry Hill Road Parsippany, New Jersey 07054	0	0

Vasan Thatham 299 Cherry Hill Road Parsippany, New Jersey 07054	0	0

Cristiano Germinario 299 Cherry Hill Road Parsippany, New Jersey 07054	0	0

All directors and executive officers as a group (3 persons)	61,320,658	63.2%

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as Exhibit 10.35 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2011, pursuant to which the Sellers sold the Purchased Shares to the Purchasers for the aggregate purchase price of $193,589.  The Purchased Shares represent an aggregate of 63.2% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April 2006, we sold the 2006 Convertible Debentures in the face amount of $150,000 to Fahad Syed, an officer and director. The 2006 Convertible Debentures bear interest at 8% and were due originally on June 17, 2006. At the option of the Debenture Holders, the 2006 Convertible Debentures can be converted into shares of the Company's common stock at a conversion price of $.50 per share. In December 2006, the Debenture Holder extended the maturity of the 2006 Convertible Debentures to April 2007. In April 2007, the maturity of Convertible Debenture due to Fahad Syed was extended to December 2007 and repaid in 2008.

During the year ended December 31, 2008, the Company borrowed an aggregate of $150,000 from Fahad Syed, an officer and director and the amount was repaid prior to December 31, 2008.  We did not pay the officer and director  and we did not pay any financing costs or interest.